

December 3, 2009

Mr. John S. Lin
Chief Operating Officer, A-Power Energy Generation Systems, LTD
No 44 Jigxing North Street
Tiexi District
Shenyang, Liaoning, China 110021

Re: **A-Power Energy Generation Systems, LTD.**
             Form 20-F for the year ended December 31, 2008
             File No. 1-33820

Dear Mr. Lin:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

If you have any questions regarding our review of these filings, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Tricia Armelin, Senior Staff Accountant, at (202) 551-3747, Jessica Kane, Attorney, at (202) 551-3235, Jay Ingram, Legal Branch Chief, at (202) 551-3397 or to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Sr. Assistant Chief Accountant